                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                          For the month of March, 2004


                                   TEFRON LTD.
                                   -----------
                 (Translation of registrant's name into English)

                    28 CHIDA STREET, BNEI-BRAK, 51371 ISRAEL
                    ----------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F   X    Form 40-F
                                   -----            -----

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes        No   X
                                   -----     -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
                                   -----

Attached hereto and incorporated by reference herein are a Notice of Annual General Meeting of Shareholders and a Proxy Statement, each dated March 1, 2004, for the Annual General Meeting of Shareholders to be held on March 31, 2004.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                          TEFRON LTD.

                                          (Registrant)


                                          By: /s/ Gil Rozen
                                              ---------------------------------
                                              Name: Gil Rozen
                                              Title: Chief Financial Officer


                                          By: /s/ Hanoch Zlotnik
                                              ---------------------------------
                                              Name: Hanoch Zlotnik
                                              Title: Finance Manager



Date: March 1, 2004

                                   TEFRON LTD.
                                 28 CHIDA STREET
                             BNEI-BRAK, ISRAEL 51371

                          ----------------------------

                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

                     TO BE HELD ON WEDNESDAY, MARCH 31, 2004

                          ----------------------------


Dear Shareholder,

     You are cordially invited to attend the Annual General Meeting of the shareholders of Tefron Ltd. (the "Company") to be held at the Company's offices located at 28 Chida Street, Bnei-Brak, Israel on Wednesday, March 31, 2004 at 11:00 a.m., local time, for the following purposes:

     1. to receive and consider the Report of Directors, the Financial Statements of the Company and the Auditors' Report for the fiscal year ended December 31, 2003;

     2. to elect Arie Wolfson, Sigi Rabinowicz, Yosef Shiran, Meir Shamir, Yarom Oren, Micha Korman and Shirith Kasher as Company directors;

     3. to elect Yacov Elinav as an "external director" under the Israeli Companies Law, 5759-1999, effective as of July 15, 2004;

     4.   to approve the directors' fees;

     5. to approve a Share Purchase Agreement with Norfet, Limited Partnership (the "Investor"); a Registration Rights Agreement with Macpell Industries Ltd., Arwol Holdings Ltd. and the Investor; and the transactions contemplated by such agreements, including (i) the issuance of approximately 3.5 million shares by the Company to the Investor, (ii) the payment of management fees to the Investor and
          (iii) the amendment of the consulting agreement between the Company and a company controlled by Arie Wolfson, the Chairman of the Board of the Company;

     6. to approve the increase of the total number of Ordinary Shares reserved for issuance under the Company's 1997 Share Option Plan by 446,274 Ordinary Shares to 2,712,323 Ordinary Shares;

     7. to approve an amendment to the Management Agreement of Yosef Shiran, Chief Executive Officer and director of the Company, and the grant of options to Mr. Shiran, upon the closing of the agreements described in item 5 above;

     8. to ratify the appointment of Kost Forer & Gabbay, a member firm of Ernst & Young International, as auditors of the Company for the year ending December 31, 2004 and for the period until the next Annual General Meeting of the shareholders, and authorize the Board of Directors upon recommendation of the Audit Committee to determine the auditors' compensation; and

     9. to conduct such other business as may properly come before the Annual General Meeting or any adjournments or postponements thereof.

     The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice.

     The Board of Directors has fixed the close of business on March 1, 2004 as the record date for the determination of shareholders entitled to receive notice of, and to vote at, the Annual General Meeting.

     Whether or not you plan to attend the Annual General Meeting, you are urged to promptly complete, date and sign the enclosed proxy, and mail it in the enclosed envelope which requires no postage if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Annual General Meeting and vote your shares in person.

     Pursuant to the Articles of Association of the Company, a proxy will be effective only if received by the Company at least two hours prior to the time of the Annual General Meeting.

By Order of the Board of Directors

ARIE WOLFSON
Chairman of the Board of Directors
March 1, 2004
Bnei-Brak, Israel

                                   TEFRON LTD.
                                 28 CHIDA STREET
                             BNEI-BRAK, ISRAEL 51371

                                 PROXY STATEMENT

                     ANNUAL GENERAL MEETING OF SHAREHOLDERS

     This Proxy Statement is furnished to shareholders in connection with the solicitation by the Board of Directors of Tefron Ltd. (the "Company" or "Tefron") of proxies to be voted at the Annual General Meeting (the "Meeting") of the shareholders of the Company to be held on Wednesday, March 31, 2004 at 11:00 a.m., local time, at the Company's offices located at 28 Chida Street, Bnei-Brak, Israel and at any adjournments or postponements thereof. A copy of the Notice of Annual General Meeting of Shareholders accompanies this Proxy Statement. This Proxy Statement and the proxies solicited hereby are first being sent or delivered to the shareholders on or about March 1, 2004.

SOLICITATION OF PROXIES

     If a proxy in the enclosed form is duly executed and returned, the Company's ordinary shares, par value NIS 1.00 per share (the "Ordinary Shares"), represented thereby will be voted. If specification is made by the shareholder on the form of proxy, the Ordinary Shares represented thereby will be voted in accordance with such specification. Subject to applicable law and the rules of the New York Stock Exchange, if no specification is made, the persons named in the accompanying proxy will vote the Ordinary Shares represented thereby (i) for the election as directors of the nominees named herein, (ii) for the approval of the directors' fees as set forth herein, (iii) for the approval of the Share Purchase Agreement with the Investor; the Registration Rights Agreement with Macpell Industries Ltd., Arwol Holdings Ltd. and the Investor; and the transactions contemplated by such agreements; (iv) for the increase of the total number of Ordinary Shares reserved for issuance under the Company's 1997 Share Option Plan; (v) for the approval of an amendment to the Management Agreement of Yosef Shiran, Chief Executive Officer and director of the Company, and the grant of options to Mr. Shiran; and (vi) for the ratification of the appointment of the firm of Kost Forer & Gabbay, a member firm of Ernst & Young International, as auditors of the Company for the year ending December 31, 2004 and for the period until the next Annual General Meeting of the shareholders and authorization of the Board of Directors at the recommendation of the Audit Committee to fix auditors' compensation.

     Any shareholder may revoke his proxy by delivering a subsequently dated proxy or by giving written notice of revocation to the Chairman of the Board of Directors at any time prior to two hours before the time of the Meeting or by voting in person at the Meeting. However, if the shareholder attends the Meeting and does not elect to vote in person, his proxy will not be revoked.

     Pursuant to the provisions of the Articles of Association of the Company, a proxy will be effective only if it is received by the Company at least two hours prior to the time of the Meeting.

     THE BOARD OF DIRECTORS DOES NOT KNOW OF ANY MATTER, OTHER THAN THOSE SET FORTH HEREIN, THAT IS EXPECTED TO BE PRESENTED FOR CONSIDERATION AT THE MEETING. HOWEVER, IF OTHER MATTERS PROPERLY COME BEFORE THE MEETING, THE PERSONS NAMED IN THE ACCOMPANYING PROXY ARE AUTHORIZED TO VOTE ON SUCH MATTERS USING THEIR DISCRETION.

RECORD DATE; OUTSTANDING VOTING SECURITIES; VOTING RIGHTS

     Only shareholders of record at the close of business on March 1, 2004 will be entitled to receive notice of, and vote at, the Meeting and any adjustments or postponements thereof. As of March 1, 2004, 12,412,166 Ordinary Shares were issued, outstanding and eligible to vote at the Meeting. This number does not take into account 997,400 ordinary shares held by a wholly-owned subsidiary of the Company, which are considered part of the equity of the Company, but are not eligible to be voted at the Meeting (the "Equity Shares"). At the Meeting, each shareholder of record will be entitled to one vote for each Ordinary Share held by him in respect of each matter to be voted upon.

     The presence, in person or by proxy, of at least two persons entitled to vote upon the business to be transacted at the Meeting, and holding or representing in the aggregate more than 25% of the voting power of the Company, is necessary to constitute a quorum at the Meeting. Pursuant to Israeli law, on all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote "for" nor "against" the matter, although they will be counted in determining whether a quorum is present.

     The Company will bear the cost of soliciting proxies. Solicitation of proxies will be primarily by mail, but proxies may also be solicited by directors, officers, and employees of the Company (who will not be specifically compensated for such services) by telephone or otherwise. Brokerage houses and other custodians, nominees, and fiduciaries which forward proxies and proxy materials to beneficial owners of Ordinary Shares will be reimbursed for their expenses by the Company for doing so.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

MAJOR SHAREHOLDERS

     The following table sets forth the number of Ordinary Shares of the Company owned by any person known to the Company to be the beneficial owner of 5% or more of the Company's Ordinary Shares. The information in this table is based on 12,412,166 voting Ordinary Shares outstanding as of March 1, 2004, but does not take into account the Equity Shares referred to above. The number of Ordinary Shares beneficially owned by a person includes Ordinary Shares subject to options held by that person that were currently exercisable at, or exercisable within 60 days of, March 1, 2004. The Ordinary Shares issuable under these options are treated as if they were outstanding for purposes of computing the percentage ownership of the person holding these options but are not treated as if they were outstanding for the purposes of computing the percentage ownership outstanding for any other person. None of the holders of the Ordinary Shares listed in this table have voting rights different from other holders of the Ordinary Shares.

                                                                        PERCENT OF ORDINARY VOTING
                     NAME                  NUMBER OF SHARES OWNED                 SHARES*
----------------------------------------  ------------------------     ----------------------------
Macpell Industries Ltd................         4,388,210 (1)                       35.4%
28 Chida Street
Bnei Brak, Israel, 51371

Discount Investment Corporation Ltd...         1,916,866 (2)                       15.4%
3 Azrieli Center, Triangle Building
Tel Aviv, Israel 67023

Arie Wolfson..........................         6,159,000 (3)                       49.3%

Sigi Rabinowicz.......................         4,585,381 (4)                       36.4%

Avi Ruimi.............................         4,407,010 (5)                       35.5%

-------------------
     * Does not take into account 997,400 ordinary shares held by a wholly-owned subsidiary of the Company, which are not eligible to be voted at the Meeting.

(1) Macpell Industries Ltd. ("Macpell") is an Israeli company. As of March 1, 2004, Arwol Holdings Ltd. ("Arwol"), an Israeli company wholly-owned by Arie Wolfson, Chairman of the Board of Directors of the Company, held 27.7% of Macpell; Riza Holdings Ltd. ("Riza"), an Israeli company wholly-owned by Sigi Rabinowicz, President and a director of the Company, held 25.0% of Macpell; and Condo Overseas Inc., a Panamanian company wholly-owned by Avi Ruimi, held 25.8% of Macpell, representing 78.5% of Macpell's shares in the aggregate. See "Certain Relationships with Macpell." The aggregate number of Macpell's equity shares outstanding as of March 1, 2004 was 15,561,284.

(2) Consists of 958,433 shares held by Discount Investment Corporation Ltd. ("DIC") and 958,433 shares held by PEC Israel Economic Corporation ("PEC"), a wholly owned subsidiary of DIC. DIC is controlled by IDB Development Corporation Ltd. ("IDBD"). IDBD is controlled by IDB Holding Corporation Ltd. ("IDBH"). DIC, IDBD and IDBH are public companies traded on the Tel Aviv Stock Exchange.

     Since May 19, 2003, approximately 51.7% of the outstanding share capital of IDBH is owned by a group comprised of: (i) Ganden Investments I.D.B. Ltd. ("Ganden"), a private Israeli company controlled by Nochi Dankner and his sister, Shelly Dankner-Bergman, which holds 31.02% of the equity of and voting power in IDBH; (ii) Manor Investments-IDB Ltd. ("Manor"), a private Israeli company controlled by Ruth Manor, which holds 10.34% of the equity of and voting power in IDBH; and (iii) Avraham Livnat Investments (2002) Ltd. ("Livnat"), a private Israeli company controlled by Avraham Livnat, which holds 10.34% of the equity of and voting power in IDBH. Ganden, Manor and Livnat, owning in the aggregate approximately 51.7% of the equity of and voting power in IDBH, entered into a Shareholders Agreement relating, among other things, to their joint control of IDBH, the term of which is until May 19, 2023. In addition, Shelly Dankner-Bergman holds approximately 4.75% of the equity of and voting power in IDBH.

     Nochi Dankner is Chairman of IDBH, IDBD and DIC and a director of Clal Insurance Enterprises Holding Ltd ("Clal"). Shelly Dankner-Bergman and Ziv Livnat (the son of Abraham Livnat) are directors of each of IDBH, IDBD and DIC. Isaac Manor (the husband of Ruth Manor), is a director of each of IDBH, IDBD, DIC and Clal and Dori Manor (the son of Isaac and Ruth Manor) is a director of each of IDBH, IDBD, DIC and Elron Industries Ltd.

(3) Includes (a) 4,388,210 Ordinary Shares held by Macpell, (b) 1,695,690 Ordinary Shares held by Arwol, (c) 75,000 Ordinary Shares subject to options exercisable at $3.50 per share (which expire in 2012) and (d) 100 Ordinary Shares held by Mr. Wolfson. Pursuant to Rule 13d-5 of the Securities Exchange Act of 1934, as amended, Mr. Wolfson may be deemed to beneficially own the 4,388,210 Ordinary Shares held by Macpell due to his beneficial interest in Macpell and the Macpell Shareholders' Agreement. See "Certain Relationships with Macpell." Does not include 2,250 Deferred Shares, par value NIS 1.00 per share, held by Mr. Wolfson. The Deferred Shares are non-transferable and entitle their holders, upon the liquidation of the Company, to the par value of the shares but to no voting, dividend or any other rights.

(4) Consists of (i) 4,388,210 Ordinary Shares held by Macpell and (ii) options to purchase 197,171 Ordinary Shares at prices that are between $3.50 and $9.50 per share (which expire between 2009 and 2012). Pursuant to Rule 13d-5 of the U.S. Securities Exchange Act of 1934, as amended, Mr. Rabinowicz may be deemed to beneficially own the 4,388,210 Ordinary Shares held by Macpell due to his beneficial interest in Macpell and the Macpell Shareholders' Agreement. See "Certain Relationships with Macpell." Does not include 2,250 Deferred Shares, par value NIS 1.00 per share, held by Mr. Rabinowicz. The Deferred Shares are non-transferable and entitle their holders, upon the liquidation of the Company, to the par value of the shares but to no voting, dividend or any other rights.

(5) Includes (a) 4,388,210 Ordinary Shares held by Macpell. Pursuant to Rule 13d-5 of the U.S. Securities Exchange Act of 1934, as amended and (b) 18,800 Ordinary Shares held by Mr. Riumi. Mr. Ruimi may be deemed to beneficially own the 4,388,210 Ordinary Shares held by Macpell due to his beneficial interest in Macpell and the Macpell Shareholders' Agreement. See "Certain Relationships with Macpell."

DIRECTORS AND EXECUTIVE OFFICERS

     As of March 1, 2004, the following directors and executive officers beneficially held the number of Ordinary Shares set forth in the table below. The information in this table is based on 12,412,166 voting Ordinary Shares outstanding as of March 1, 2004. The number of voting Ordinary Shares beneficially owned by a person includes voting Ordinary Shares subject to options held by that person that were currently exercisable at, or exercisable within 60 days of, March 1, 2004. The Ordinary Shares issuable under these options are treated as if they were outstanding for purposes of computing the percentage ownership of the person holding these options but are not treated as if they were outstanding for the purposes of computing the percentage ownership outstanding for any other person. Except as disclosed below, to the Company's knowledge, none of the directors or executive officers beneficially owns in excess of 1% of the Ordinary Shares.

                                                        NUMBER OF                % OF ORDINARY VOTING
NAME                                                    ORDINARY SHARES          SHARES OUTSTANDING*
----------------------------------------------------   -----------------------  ----------------------
Sigi Rabinowicz....................................     4,585,381 (1)            36.4%
Arie Wolfson.......................................     6,159,000 (2)            49.3%
Yosef Shiran.......................................       305,000 (3)             2.4%
All directors  and  executive  officers as a group
  (13 persons) ....................................     7,058,148 (4)            52.7%

-------------------
* Does not take into account 997,400 ordinary shares held by a wholly-owned subsidiary of the Company, which are not eligible to be voted at the Meeting.

(1) Consists of (a) 4,388,210 Ordinary Shares held by Macpell, and (b) 197,171 Ordinary Shares subject to options exercisable at prices that are between $3.50 and $9.50 per share (which expire between 2009 and 2012). See " Certain Relationships with Macpell." Pursuant to Rule 13d-5 of the U.S. Securities Exchange Act of 1934, as amended, Mr. Rabinowicz may be deemed to beneficially own the 4,388,210 Ordinary Shares held by Macpell. The table above does not include 2,250 Deferred Shares (representing 50% of the outstanding Deferred Shares) held by Mr. Rabinowicz. The Deferred Shares are non-transferable and entitle their holders, upon the liquidation of the Company, to the par value of the shares but to no voting, dividend or any other rights.

(2) Includes (a) 4,388,210 Ordinary Shares held by Macpell, (b) 1,695,690 Ordinary Shares held by Arwol Holdings Ltd., (c) 75,000 Ordinary Shares subject to options exercisable at $3.50 per share (which expire in 2012) and (d) 100 Ordinary shares held by Mr. Wolfson. Pursuant to Rule 13d-5 of the U.S. Securities Exchange Act of 1934, as amended, Mr. Wolfson may be deemed to beneficially own the 4,388,210 Ordinary Shares held by Macpell and the 1,695,690 Ordinary Shares held by Arwol. See "Certain Relationships with Macpell." The table above does not include 2,250 Deferred Shares (representing 50% of the outstanding Deferred Shares) held by Mr. Wolfson. The Deferred Shares are non-transferable and entitle their holders, upon our liquidation, to the par value of the shares but to no voting, dividend or any other rights.

(3) Consists of 305,000 Ordinary Shares subject to options exercisable at prices that are between $3.50 and $3.56 per share (which expire between 2011 and 2012).

(4) Includes the 4,388,210 Ordinary Shares held by Macpell of which Arie Wolfson and Sigi Rabinowicz may be deemed beneficial owners under U.S. securities laws due to their beneficial interests in Macpell and the Macpell Shareholders' Agreement. See "Certain Relationships with Macpell." Also includes 1,695,690 Ordinary Shares held by Arwol of which Arie Wolfson may be deemed beneficial owner under U.S. securities laws. Further includes 974,148 Ordinary Shares subject to options exercisable at prices that are between $3.50 and $9.50 per share. The expiration of these options ranges from 2007 to 2013.


EXECUTIVE COMPENSATION

     The aggregate direct remuneration paid to all directors and executive officers as a group for services in all capacities for the year ended December 31, 2003 was approximately $2.2 million, of which $71,000 was paid to directors in their capacities as directors. This amount includes $193,000 that was set aside or accrued to provide pension, retirement or similar benefits. The amount does not include any amounts expended by the Company for automobiles made available to its officers, expenses (including business travel and professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel. There are no employment contracts with directors in their capacity as directors providing for benefits upon termination of employment.

     In 2003, the Company granted options for 152,284 Ordinary Shares under the Share Option Plan, of which 142,964 were granted to directors and executive officers as a group. These options have an average exercise price of $3.50 per share and expire in 2013. Options for 98,835 Ordinary Shares under the Share Option Plan expired during 2003.

CERTAIN RELATIONSHIPS WITH MACPELL

MACPELL

     Macpell owns 4,388,210 Ordinary Shares, representing approximately 35.4% of the Company's outstanding Ordinary Shares. Macpell is mainly a holding company that owns various companies, including Tefron and a partnership that mainly trades in various clothing and apparel products. Macpell was also engaged in the construction of industrial buildings mainly intended for the use of the Macpell group.

     As of March 1, 2004, Arwol Holdings Ltd., an Israeli company wholly-owned by Arie Wolfson, Chairman of the Board of Directors of the Company, held 27.7% of Macpell; Riza Holdings Ltd., an Israeli company wholly-owned by Sigi Rabinowicz, President of the Company, held 25.0% of Macpell; and Condo Overseas Inc., a Panamanian company wholly-owned by Avi Ruimi, a former director of the Company, held 25.8% of Macpell, representing 78.5% of Macpell's shares in the aggregate. The ordinary shares of Macpell are listed and traded on the Tel Aviv Stock Exchange.

MACPELL SHAREHOLDERS AGREEMENT

     Arwol Holdings Ltd., Riza Holdings Ltd. and Condo Overseas Inc. are parties to the Macpell Shareholders'Agreement. The agreement provides, among other things, that subject to shareholders agreements in Tefron, the distribution of the directors on Tefron's Board will reflect the direct and indirect holdings (including through Macpell) of the parties in Tefron. Pursuant to the Macpell Shareholders' Agreement, the Ordinary Shares of Macpell held by the parties thereto will be voted at each meeting of Macpell's shareholders by the trustee in accordance with the resolution of the shareholders party to the agreement, each shareholder having one vote for each Macpell share held by such shareholder.

     The Macpell Shareholders' Agreement contains a right of first refusal in the event that either party wishes to sell its shares in Macpell, and a tag-along right if either party finds a buyer outside of the Macpell Shareholders' Agreement who is willing to purchase the Macpell shares. It also provides that the parties to the Macpell Shareholders' Agreement shall retain their ownership of at least 50% of the Macpell shares they own as of the date the agreement was executed. The Macpell Shareholders' Agreement provides that the vote of the holders of 75% of the Macpell shares is required for Macpell to
(i) enter another line of business, (ii) merge, consolidate or dispose of any of its substantial assets, (iii) purchase, lease or acquire another substantial company, (iv) wind-up Macpell, (v) make decisions regarding the allotment of Macpell shares and (vi) declare dividends. The Macpell Shareholders' Agreement specifically permits the sale of Macpell shares by Arwol to Sigi Rabinowicz or a company controlled by Sigi Rabinowicz, provided that the transferee agrees to be bound by the terms and conditions of the Macpell Shareholders' Agreement.

                                  PROPOSAL ONE

                              ELECTION OF DIRECTORS

     At the Meeting, shareholders will be asked to elect seven persons to serve as directors of the Company, who, together with the Company's one external director whose term will not expire until July 30, 2006, and one external director nominated for election effective as of July 15, 2004, as described in Proposal Two, will constitute the entire nine member Board of Directors. In addition, the Company's current other external directors, Zvi Greengold and Ofer Tsimchi, will serve until expiration of their terms on July 15, 2004. As of the date of this proxy statement, other than Arie Wolfson, Sigi Rabinowicz, Yosef Shiran and Micha Korman, the nominees listed below do not currently serve as directors of the Company. Each of the seven nominees is nominated to serve as a director until the close of the next Annual General Meeting; provided, that the election of Meir Shamir, Yarom Oren and Shirith Kasher will enter into effect only upon the closing of the Share Purchase Agreement with the Investor (the "Tefron Agreement") and the closing of the Agreement between the Company, Arwol and Macpell (the "Macpell Agreement"), each described in Proposal Four below, following the approval by the shareholders of Proposal Four at the Meeting by the requisite majority. In the event either of such closings does not occur, only Arie Wolfson, Sigi Rabinowicz, Yosef Shiran and Micha Korman will be deemed elected pursuant to this Proposal, in addition to external directors.

     It is the intention of the persons named in the proxy to vote for the election of the persons named below. If any nominee is unable or unwilling to serve (which the Board of Directors does not anticipate), the persons named in the proxy will vote in their discretion for another person.

     The following information is supplied with respect to each person nominated and recommended to be elected to the Board of Directors of the Company and is based upon the records of the Company and information furnished to it by the nominees. Reference is made to "Security Ownership of Certain Beneficial Owners and Management" for information pertaining to stock ownership by certain of the nominees.


     NAME                         AGE       POSITION WITH COMPANY
     ----                         ---       ---------------------
     Arie Wolfson...........      42        Chairman of the Board of Directors
     Sigi Rabinowicz........      55        President and Director
     Yosef Shiran...........      42        Chief Executive Officer and Director
     Meir Shamir............      52        Director
     Yarom Oren.............      34        Director
     Micha Korman...........      49        Independent Director
     Shirith Kasher.........      36        Independent Director


     ARIE WOLFSON joined the Company in 1987 and has served as Chairman of the Board of Directors since August 2002. He also served as Chairman of the Board of Directors from 1997 to 2000, and as President from 1993 to 2000. Mr. Wolfson served as Chief Financial Officer from 1988 to 1990 and Assistant to the Chief Executive Officer from 1990 to 1993. Mr. Wolfson also serves as Chairman of Macpell Industries Ltd., a principal shareholder of the Company, and served also as its chief executive officer from 1998 to early 2003. Mr. Wolfson is a graduate of High Talmudical Colleges in the United States and in Israel.

     SIGI RABINOWICZ joined the Company in 1977 and has served as President since January 2001. He was also Chairman of the Board from January 2001 until August 2002. Mr. Rabinowicz served as Chief Executive Officer from 1990 to 2000. Mr. Rabinowicz has also served as a director of Macpell since 1998. Mr. Rabinowicz has over 25 years of experience in the textile industry in Israel and abroad. Prior to joining the Company, Mr. Rabinowicz was general Manager of Kortex Hosiery Mills in Australia, which was subsequently acquired by Sara Lee Corporation. Mr. Rabinowicz is a graduate of High Talmudical Colleges in Australia and in Israel.

     YOSEF SHIRAN joined the Company in January 2001 as Chief Executive Officer and Director. Prior to joining the Company, Mr. Shiran was the General Manager of Technoplast Industries, an injection molding and extrusion company, from 1995 to 2000. Mr. Shiran has over 14 years of management experience. Mr. Shiran holds a B.S. degree in Industrial Engineering from Ben-Gurion University and a Masters degree in Business Administration from Bar-Ilan University.

     MEIR SHAMIR has been the Chairman of Mivtach Shamir Ltd., an investment company traded on the Tel-Aviv Stock Exchange, since 1992. Mr. Shamir also serves as a director of each of the following companies: Lipman Electronic Engineering Ltd, a manufacturer of electronic clearance systems; Wizcom Technologies Ltd. which is engaged in the field of electronics and is traded on the Deutsche Borse A.G.; Digal Investments and Holdings Ltd, a real estate holding company traded on the Tel-Aviv Stock Exchange; and Technoplus Ventures Ltd, a venture capital firm traded on the Tel Aviv Stock Exchange.

     YAROM OREN is Senior Partner at First Israel Mezzanine Investors Ltd. and FIMI 2001 Ltd. Mr. Oren also serves as a director of Caesarea Creation Ltd., a textile manufacturer, Tadir Gan Precision Products Ltd., a die casting manufacturer, and Mez Op Holdings Ltd. a holding company wholly owned by FIMI. Yarom Oren holds a B.SC in Industrial Engineering from Tel Aviv University and an MBA from WBS England.

     MICHA KORMAN has served as a director of the Company since October 2002. Mr. Korman leads the recovery and rehabilitation process for companies. Mr. Korman held various senior management positions in the Company from 1991 until 2003. From October 2000, he served as the Executive Vice President of the Company. Prior to that, Mr. Korman was Chief Financial Officer of the Company from 1991 to September 2000. Prior to joining the Company, Mr. Korman held various senior financial and management positions with companies in the hi-tech, beverage and food and communication industries. Mr. Korman holds a Bachelors degree in Economics and Business Administration from Bar-Ilan University.

     SHIRITH KASHER has been a General Counsel and Secretary of Israel Phoenix Insurance Company Ltd. since 2001 and General Counsel of Atara Investment Company Ltd. and Atara Technology Ventures Limited (both from the Phoenix Group) since 2002. From 1997 to 2000, Ms. Kasher worked at S. Horowitz & Co., first as an Articled Clerk and then as an Advocate. Ms. Kasher is currently a director at Mehadrin Ltd. Ms. Kasher holds a B.Sc., an M.Sc. from the Human Genetics department of the Sakler Medical School, and an L.L.B., all from Tel Aviv University and is admitted to practice law in Israel.

     It is proposed that at the Meeting, the following Resolution be adopted:

     "RESOLVED, that each of Arie Wolfson, Sigi Rabinowicz, Yosef Shiran, Meir Shamir, Yarom Oren, Micha Korman and Shirith Kasher be, and hereby is, elected to hold office as a director of the Company until the close of the next Annual General Meeting, in addition to the external directors of the Company; provided, that the election of Meir Shamir, Yarom Oren and Shirith Kasher will enter into effect only upon the closing of the Tefron Agreement and the Macpell Agreement."

     The affirmative vote of holders of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this resolution.

     THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE ELECTION OF ARIE WOLFSON, SIGI RABINOWICZ, YOSEF SHIRAN, MEIR SHAMIR, YAROM OREN, MICHA KORMAN AND SHIRITH KASHER AS DIRECTORS OF THE COMPANY.


                                  PROPOSAL TWO

                        ELECTION OF AN EXTERNAL DIRECTOR

     The Company's Board of Directors has nominated Yacov Elinav to be elected at the Meeting to serve as an external director (as defined for purposes of the Israeli Companies Law, 5759-1999 (the "Companies Law")) of the Company commencing July 15, 2004, together with the other external director, Arie Arieli, whose term expires in 2006. Yacov Elinav is nominated to serve as an external director for a three-year term in accordance with the provision of the Companies Law commencing July 15, 2004, the date of expiration of the terms of Zvi Greengold and Ofer Tsimchi, two of the Company's current external directors. It is the intention of the persons named in the proxy to vote for the election of Yacov Elinav. Until July 15, 2004, Zvi Greengold and Ofer Tsimchi will continue to serve as the external directors.

     The following information is supplied with respect to Yacov Elinav and is based upon the records of the Company and information furnished to it by Yacov Elinav.


     NAME                         AGE       POSITION WITH COMPANY
     ----                         ---       ---------------------
     Yacov Elinav.............    59        External Director


     YACOV ELINAV has been a member of the Board of Management of Bank Hapoalim B.M. since 1991 and the Head of the Holdings in Subsidiaries and Affiliates Division of Bank Hapoalim B.M. since 1992. Mr. Elinav also serves as Chairman of the Board of Diyur B.P. Ltd. and is a director of Amot Investment Ltd., Mivnei Ta'asia Ltd., Middle East Pipelines Ltd. and other entities and is an external director of Offis Textile Ltd. Mr. Elinav formerly served as a director of other prominent Israeli companies.

     It is proposed that at the Meeting, the following Resolution be adopted:

     "RESOLVED, that Yacov Elinav be, and hereby is, elected to hold office as an external director of the Company for a three-year term in accordance with the provision of the Companies Law commencing July 15, 2004."

     The Israeli Companies Law requires that external directors be elected by either:

     o the majority of shares voted at the meeting includes at least one-third (1/3) of the shares of non-controlling shareholders of the Company and who are present and voting, in person or by proxy, at the meeting, without taking abstentions into account; or

     o the total number of shares voted against the election of the external director by non-controlling shareholders does not exceed one percent (1%) of the aggregate voting rights in the Company.

     THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE ELECTION OF YACOV ELINAV AS AN EXTERNAL DIRECTOR OF THE COMPANY.


INDEPENDENT/EXTERNAL DIRECTORS

ISRAELI COMPANIES LAW REQUIREMENTS

     The Company is subject to the provisions of the Companies Law. Under the Companies Law, the Company is required to have a minimum of two external directors.

     The Companies Law provides that a person may not be appointed as an external director if he or his relative, partner, employer or any entity under his control has or had during the two years preceding the date of appointment any affiliation with the company, any entity controlling the company or any entity controlled by the company or by this controlling entity. The term "affiliation" includes an employment relationship, a business or professional relationship maintained on a regular basis, control, and service as an office holder. No person can serve as an external director if the person's position or other business creates, or may create, conflicts of interest with the person's responsibilities as an external director. Until the lapse of two years from termination of office, a company may not engage an external director to serve as an office holder and cannot employ or receive services from that person, either directly or indirectly, including through a corporation controlled by that person.

     External directors are to be elected by a majority vote at a shareholders' meeting, provided that either: (1) the majority of shares voted at the meeting, including at least one-third of the shares of non-controlling shareholders voted at the meeting, vote in favor of the election; or (2) the total number of shares voted against the election of the external director does not exceed one percent of the aggregate voting rights in the company. The initial term of an external director is three years and may be extended for an additional three years. Each committee of a company's board of directors is required to include at least one external director, and the audit committee must include the external directors. As of March 1, 2004, the Company's external directors were Arie Arieli, Zvi Greengold and Ofer Tsimchi.

NEW YORK STOCK EXCHANGE REQUIREMENTS

     The Company's Ordinary Shares are listed on the New York Stock Exchange, and the Company is subject to the rules of the NYSE applicable to listed companies. Under the current NYSE rules, the Company is required to have a minimum of three independent directors. The independence standard under the NYSE rules generally excludes (1) any person who is an employee of a company or its affiliates or any person who is an immediate family member of an executive officer of a company or its affiliates, until the lapse of three years from the termination of such employment, (2) any person who is a partner, controlling shareholder or executive officer of an organization that has a business relationship with the company or who has a direct business relationship with the company, unless the board of directors of the company determines that the business relationship does not interfere with such person's independent judgment, or unless three years have lapsed from the termination of such relationship or his status as a partner, controlling shareholder or executive officer, and (3) any person who is employed as an executive of another corporation where any of the company's executives serves on that corporation's compensation committee.

     As of March 1, 2004, Messrs. Arieli, Greengold and Tsimchi qualified as independent directors in accordance with the NYSE rules.

AUDIT COMMITTEE

     COMPANIES LAW REQUIREMENTS. Under the Companies Law, the board of directors of any company that is required to nominate external directors must also appoint an audit committee, comprised of at least three directors including all of the external directors, but excluding the chairman of the board of directors, the general manager, the chief executive officer, a controlling shareholder and any director employed by the company or who provides services to the company on a regular basis. Among the roles of the audit committee is to examine flaws in the business management of the company, in consultation with the internal auditor and the company's independent accountants, and suggest appropriate course of action. The audit committee also determines whether to approve certain actions and transactions with related parties. Arrangements regarding compensation of directors require the approval of the audit committee and the shareholders.

     NYSE REQUIREMENTS. Under NYSE rules, the Company is required to have an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise. The responsibilities of an audit committee under NYSE rules include evaluating the independence of a company's outside auditors. Pursuant to the Sarbanes-Oxley Act of 2002, the Securities and Exchange Commission (the "SEC") has issued new rules that, among other things, require the New York Stock Exchange to impose independence requirements on each member of the audit committee. The New York Stock Exchange has adopted rules that comply with the SEC's requirements and which are applicable to us by July 31, 2005.

     The adopted requirements implement two basic criteria for determining independence: (i) audit committee members would be barred from accepting any consulting, advisory or other compensatory fee from the issuer or an affiliate of the issuer, other than in the member's capacity as a member of the board of directors and any board committee, and (ii) audit committee members of an issuer that is not an investment company may not be an "affiliated person" of the issuer or any subsidiary of the issuer apart from his or her capacity as a member of the board and any board committee.

     The SEC has defined "affiliate" for non-investment companies as "a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified." The term "control" is intended to be consistent with the other definitions of this term under the Securities Exchange Act of 1934, as "the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise."

     As of March 1, 2004, the members of the Company's audit committee were Arie Arieli, Zvi Greengold, and Ofer Tsimchi.


                                 PROPOSAL THREE

                           APPROVAL OF DIRECTORS' FEES

     Under the Companies Law, shareholders must approve the payment of compensation and fees to directors of the Company. Under the Companies Regulations (Relief for Public Companies With Shares Listed for Trading on a Stock Market Outside of Israel), 2000, External Directors of the Company may receive up to approximately NIS 3,000 per meeting and up to approximately NIS 100,000 as an annual fee, subject to receipt of all required company approvals.

     At the Meeting, shareholders will be asked to approve a fee, which is the same as the fee for 2003, of NIS 2,000 (approximately $444) per meeting of the Board of Directors and an annual fee in the amount of NIS 50,000 (approximately $11,111) for the period commencing from the date of the Meeting until the annual general meeting to be held in 2005 for each of the external directors and each of the other directors who does not hold a position with the Company or otherwise provide consulting services to the Company.

     It is proposed that at the Meeting, the following Resolution be adopted:

     "RESOLVED, that the proposed fees to be paid to the external directors and each of the other directors who does not hold a position with the Company or otherwise provide consulting services to the Company be, and hereby are, approved."

     The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this resolution

     THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE APPROVAL OF THE DIRECTORS' FEES AS SET FORTH ABOVE.


                                  PROPOSAL FOUR

                    APPROVAL OF SHARE PURCHASE AGREEMENT WITH
                          NORFET, LIMITED PARTNERSHIP;
           REGISTRATION RIGHTS AGREEMENT WITH MACPELL INDUSTRIES LTD.,
              ARWOL HOLDINGS LTD. AND NORFET, LIMITED PARTNERSHIP;
              AND THE TRANSACTIONS CONTEMPLATED BY SUCH AGREEMENTS

     The Company has entered into a Share Purchase Agreement (the "Tefron Agreement") with Norfet, Limited Partnership (the "Investor"), which is wholly owned by (i) N.D.M.S. Ltd., a company wholly owned by FIMI Opportunity Fund, L.P., (ii) FIMI Israel Opportunity Fund, Limited Partnership and (iii) Migdal Insurance Company and Shamir Insurers Investment Company, among others, pursuant to which the Company agreed to issue to the Investor 3,529,412 ordinary shares of the Company for a base price of $4.25 per share and a base aggregate consideration of $15 million.

     As a condition to the closing of the transactions under the Tefron Agreement, the Investor will also acquire an additional 1,365,000 ordinary shares of the Company in the aggregate from Arwol and Macpell pursuant to an Agreement (the "Macpell Agreement") by and among Macpell, Arwol and the Investor. It is contemplated that immediately following the closing of the Tefron Agreement and the Macpell Agreement, the Investor will hold 4,894,412, or approximately 30.7% of the outstanding share capital of the Company, without taking into account the Equity Shares.

     The Company, the Investor, Arwol and Macpell will execute at the closing of the Tefron Agreement and the Macpell Agreement a Registration Rights Agreement substantially the same as that approved by the shareholders of the Company at a shareholders meeting held on July 30, 2003 and entered into by the Company, Arwol and Macpell in November 2003. The new Registration Rights Agreement, which replaces the existing Registration Rights Agreement, also grants the parties the right to demand a Form F-3 "shelf registration".

     The shareholders of the Company are being asked to approve the Tefron Agreement, the Registration Rights Agreement, and all transactions contemplated by such agreements to which the Company is a party (collectively, the "FIMI Transactions"). Below is a description of the principal terms of these transactions.

TEFRON AGREEMENT

     ISSUE PRICE ADJUSTMENT. Under the terms of the Tefron Agreement, in the event the Company's earnings before income tax, depreciation and amortization ("EBITDA") for 2004 (excluding (i) the EBITDA of Alba Health LLC ("AlbaHealth") to the extent that it exceeds zero and (ii) any increase in EBITDA of Alba Waldensian, Inc. as a result of the exercise of the put option by AlbaHealth described below) as set forth in the Company's audited consolidated financial statements for the year ending on December 31, 2004 is less than $23 million, then the price per share of $4.25 will be adjusted as follows: (i) if the Company's EBITDA for 2004 is equal to or less than $16 million, then the share price per share will be reduced retroactively by $0.75 (to $3.50), and if the Company's EBITDA for 2004 is higher than $16 million but lower than $23 million, then the share price reduction will be calculated in accordance with the following formula:

     Price per share = 4.25 - 0.75*[x]

     where x = [(23,000,000 -2004 EBITDA)/1,000,000]/7]

     The Company shall have discretion to decide, in such instances, whether to issue additional shares or to refund a proportionate part of the consideration paid by the Investor.

     Under the terms of the Tefron Agreement, the issue price per share will be increased in the event that, during the three-year period following the closing of the Tefron Agreement and the Macpell Agreement, the Investor sells at least 20% of the total number of shares purchased from the Company and Macpell and Arwol for cash or publicly traded securities (excluding publicly traded securities in connection with a merger or reorganization of the Company), at an average price of at least $9.22 per share (after adjustments for dividends, share combinations and splits). The amount of the increase shall be equal to the difference between the average sale price and the threshold of $9.22, provided that in any event, an upwards adjustment will be no more than $0.75 per such sold share. The amount of any increase is to be paid by the Investor to the Company on the third anniversary of the closing of the Tefron Agreement and the Macpell Agreement.

     The adjustment mechanism described in the immediately preceding paragraph will also apply in respect of the four-year period following the closing of the Tefron Agreement and the Macpell Agreement, but in such event, the Investor average sale price must exceed $11.50 per shares (rather than $9.22 per share) for adjustment to apply.

     ALBA PUT OPTION. The Tefron Agreement provides that the Company is required to provide the Investor with a letter of undertaking from Alba, a wholly owned subsidiary of the Company, to exercise its put option in respect of AlbaHealth, granted pursuant to a Put Agreement dated September 6, 2003, immediately following September 2004 as soon as AlbaHealth's EBITDA for four consecutive quarters equals or exceeds $8 million. However, Alba will not be required to exercise the put option for so long as (i) the Company's total consolidated debt is equal to or is lower than $50 million (of which no more than $30 million may be long term debt) and (ii) neither Alba nor the Company or its subsidiaries is in default under any financial covenant in loan agreement(s) to which it is a party.

     LIMITS ON EQUITY LINE OF CREDIT. The Company undertakes not to exercise any right to issue shares to a third party investor (or its affiliates) under an equity line of credit without the consent of the Investor, unless such issuance is at a price of no less than $4.6 per share or if the issuance is required in order for the Company to satisfy covenants relating to shareholders equity under Company loan agreements or if the issuance is required for the Company to satisfy certain NYSE listing requirements. Notwithstanding the foregoing, the Company may not issue to such third party investor (or its affiliates) an aggregate sum of more than 12% of the Company's issued capital without the consent of the Investor.

     LIMITS ON EQUITY INVESTMENT PRIOR TO CLOSING. The Company may enter into an agreement with a third party investor(s) (the identity of which must be approved in advance by the Investor), which agreement will provide for the purchase by such investor(s) of Company ordinary shares at a price per share of at least $4.65, and an aggregate purchase price of up to $7,000,000. The closing of any such contemplated equity investment may not take place prior to the closing of the Tefron Agreement.

     CONDITIONS TO CLOSING. Performance of the Tefron Agreement is subject to the satisfaction of the following conditions, among others:

          (a) approval of the Tefron Agreement at the general meeting of shareholders of the company;

          (b) that Macpell and Arwol jointly hold more than 50% of the Company's ordinary shares immediately prior to closing;

          (c) concurrent closing of the sale of Tefron shares under the Macpell Agreement;

          (d) approval by the general meeting of shareholders of the Company of the payment of an annual management fee to the Investor in the sum of (i) $172,000 plus VAT per annum until the Company's first annual general shareholders meeting in 2005 and (ii) $120,000 plus VAT per annum as of such meeting, in each case in consideration for non-exclusive strategic guidance and consulting services to be provided on an as needed basis, as determined by the Company and the Investor from time to time;

          (e) the approval by the general meeting of shareholders of the Company of an amendment to the Consulting Agreement between the Company and New York Delight Ltd., wholly owned by Arie Wolfson, which will provide that as of the date on which Mr. Wolfson ceases to act as Chairman of the Board of Directors of the Company, and for so long as Mr. Wolfson continues to provide consulting services to the Company, the annual amounts payable pursuant to the Consulting Agreement will be reduced from $253,800 to to $120,000 per annum, each plus VAT;

          (f) the Board of Directors of the Company shall have resolved to cease all payments (including share option grants) to any of its directors (with the exception of the independent directors) on account of their service as directors of the Company, excluding, for the avoidance of doubt, payment to New York Delight Ltd., a company beneficially owned by Mr. Wolfson, or any other party designated by Mr. Wolfson for services provided by Mr. Wolfson as Chairman of the Board, pursuant to the Consulting Agreement described in clause (e) above);

          (g) the Company shall have executed new financial arrangements with its bank lenders, under certain minimum terms;

          (h) the average closing price per share on the NYSE over the consecutive 30 trading days immediately prior to the date of closing does not fall below $3.14. Should the price fall below that threshold, the Investor will be entitled to postpone the date of completion (but in such a case, the Company shall be entitled to give notice of rescission of the agreement) for up to 60 days after such date, and if, during such 60 day period, the average closing price per share over any 30 consecutive trading days increases above such threshold, completion of the agreement will be required; and

          (i) the Investor will have received bank financing in the amount and on terms no less favorable than that set forth in draft loan documents received.

     If any of the above conditions is not fulfilled within 120 days of the date of the Tefron Agreement, the agreement will expire without any party having any rights or claims.

     APPROVAL OF RELATED AMENDMENTS. For so long as the provisions of the Macpell Agreement described below under "- Macpell Agreement - Agreements of the Parties" are in effect, any change in any agreement or arrangement between the Company and Arwol, Macpell or Wolfson in effect at the time of closing or the adoption of any new agreement or arrangment between the Company and such parties will require Investor's prior approval. Similarly, any amendment to the management fee arrangement with Investor or the adoption of any new agreement or arrangement between the Company and the Investor will require approval of Macpell and Arwol.

     INCREASE IN SHARES AVAILABLE FOR ISSUANCE UNDER TEFRON LTD. 1997 SHARE OPTION PLAN. As part of the transactions contemplated by the Tefron Agreement, the shareholders of the Company are being asked to increase the plan by 446,274 ordinary shares. See Proposal Five below.

REGISTRATION RIGHTS AGREEMENT

     The Investor will enter into a Registration Rights Agreement with the Company, Arwol and Macpell on the date of closing with respect to the ordinary shares that the Investor acquires pursuant to the Tefron Agreement and the Macpell Agreement replacing the existing Registration Rights Agreement. The Registration Rights Agreement will be substantially the same as the

Registration Rights Agreement approved by the shareholders of the Company and entered into by Company, Arwol and Macpell in November 2003, other than (i) the insertion of a new provision granting to the Investor, Arwol and Macpell the right, once every 18 months, to request a registration on Form F-3 (short form registration statement) when the aggregate net proceeds from the sale of such holders' securities is at least $3,000,000, in which event the Company would be obligated keep such registration statement effective so as to permit sale of ordinary shares pursuant to the Registration Statement for a period of two years, subject to certain limitations, and (ii) the amendment of an existing provision granting to the Investor, Arwol and Macpell the right to request a registration even though the Company is not eligible to use Form F-3 (short form registration statement), in which event the Company would be obligated keep such registration statement effective so as to permit sale of ordinary shares pursuant to the Registration Statement for a period of 120 days, subject to certain limitations.

MACPELL AGREEMENT

     At the same time as the Investor proposed to Tefron to enter into the Tefron Agreement, the Investor proposed to Arwol to purchase from it an additional amount of approximately 1.365 million Ordinary Shares at the base price of $5.538 per share, and concomitantly, and as a condition to the said purchase, to enter into a shareholders agreement. Arwol offered Macpell to join it and take part in the sale transaction. Under the terms of the Macpell Agreement among the Investor, Arwol and Macpell, it was agreed that the base price for purchase of the shares, would be $5.538 per share and the aggregate purchase price would be $7,559,370.

     PURCHASE PRICE ADJUSTMENT. The purchase price of $5.538 per share under the Macpell Agreement is subject to adjustment downwards or upwards on substantially the same terms as the adjustment of the issue price under the Tefron Agreement, as described above; provided that if the Company's EBITDA for 2004 is between $16 million and $23 million, then the share price reduction will be calculated in accordance with the following formula:

     Price per share = 5.538 - 0.75*[x]

     where x = [(23,000,000 -2004 EBITDA)/1,000,000]/7]

     CONDITIONS TO CLOSING. Performance of the Macpell Agreement is subject to the satisfaction of the following conditions, among others:

          (a) the approval by the general meeting of shareholders of the Company of the election to the Company's seven-member board of directors (not including external directors), of three members designated by the Investor, described below; and

          (b) the closing of the sale of the shares under the Tefron Agreement shall have taken place.

     TERMINATION. The Macpell Agreement will become null and void if, among others:

          (a) the closing of the sale of the shares under the Tefron Agreement does not take place within 120 days (or such longer period agreed by the parties) of February 17, 2004; or

          (b) if Macpell is required to convene a general meeting of its shareholders for approving the transactions contemplated by the Macpell Agreement and such general meeting does not approve such transactions.

     AGREEMENTS OF THE PARTIES.

          COMPOSITION OF THE BOARD OF DIRECTORS. Arwol, Macpell and the Investor agreed to vote all of the Company ordinary shares owned or controlled by each of them for the election to the Company's Board of Directors of: (i) three members (of whom at least one will qualify as an "independent director" under the NYSE rules) and, subject to applicable law - one external director, that shall be nominated by the Investor (one of whom shall be a woman and one of whom shall be a financial expert), (ii) three members (of whom at least one will qualify as an independent director under the NYSE rules)and, subject to applicable law, one external director, that shall be nominated by Arwol and Macpell, and (iii) the Company's chief executive officer.

          CHAIRMAN OF THE BOARD OF THE COMPANY. Arwol, Macpell and the Investor confirm in the Macpell Agreement that Arie Wolfson has agreed to remain as Chairman of the Board until the Company's first Annual General Meeting of Shareholders in calendar year 2005 (to be convened by no later than July 31, 2005). Subject to the provisions of applicable law, on or before such shareholders meeting, Arwol, Macpell and the Investor will endeavor to agree on the identity of the Chairman as of and following such shareholders meeting; PROVIDED, HOWEVER, that in the event they are unable to agree on the identity of the Chairman, each of the Investor, on the one hand, and Macpell and Arwol, on the other hand, will be entitled to designate the Chairman for an 18 month period, provided that the Investor will be the first to exercise such right commencing from the Company's first Annual General Meeting of Shareholders in the year 2005.

          EXECUTIVE COMMITTEE. Arwol, Macpell and the Investor agreed to appoint an Executive Committee for advisory purposes, comprising of Messrs. Arie Wolfson and Ishay Davidi (or, an alternate member appointed by Arwol and Macpell (if Arie Wolfson cannot fulfill his duties) or an alternative member appointed by the Investor (if Ishay Davidi cannot fulfill his duties). Decisions of the Executive Committee do not bind the Company in any way.

          RIGHTS OF FIRST OFFER; TAG-ALONG. The Macpell Agreement contains provisions which require that if Arwol, Macpell or the Investor wishes to transfer ordinary shares of the Company to a third party, it must first make an offer to transfer the shares the other parties, subject to certain exceptions. The agreement also gives the right to the offerees to sell certain of their Company ordinary shares to the proposed purchaser of the ordinary shares rather than accepting the offer from the transferor.

          DRAG ALONG RIGHTS. The Macpell Agreement contains provisions which provide that if any of Arwol, Macpell or the Investor secures a bona fide offer from any third party offeror to purchase all of the Ordinary Shares then held by such party, in cash or publicly traded securities, at a price per share (adjusted for allocation of dividend, bonus shares, splits etc.) of not less than $10 (provided that such price per share shall not be lower than 80% of the average of the closing prices of the Company's shares on the NYSE over the consecutive 60 trading days immediately preceding such sale), and the offeror conditions its offer on the acquisition of all the shares held by the other two parties to the Macpell Agreement at such time, such other two parties will be required under certain conditions to sell all of the shares of the Company then held by them to such offeror, at the same price and upon the same terms and conditions as those to which the sale by the initiator is subject.

          DISCUSSIONS PRIOR TO MEETINGS. Arwol, Macpell and the Investor agreed in the Macpell Agreement to meet regularly and in any event prior to each General Meeting of shareholders of the Company and to review, discuss and attempt to reach a unified position with respect to principal issues on the agenda of each such meeting, The parties clarified that this should not be interpreted as forcing any party to act or vote according to any position stated at such prior meeting.

          DIVIDEND DISTRIBUTION. The parties agreed to formulate a mutually agreeable dividend distribution policy for the Company, which policy shall provide for the distribution of an annual amount, net after taxes (including withholding tax), of at least $2 million with respect to calendar year 2004, and at least $4.5 million, effective as of calendar year 2005, and they will utilize their best efforts to cause the Company to adopt such policy, subject to: (a) the provisions of applicable law (including NYSE requirements); (b) any undertaking and commitment made or to be made towards banks and other creditors;
(c) the decision of the Company's Board of Directors, taking into account the Company's financial needs, investments and all other relevant aspects.

          MANAGEMENT FEE. Arwol, Macpell and the Investor agreed in the Macpell Agreement to vote all of the Company ordinary shares owned or controlled by them in order to cause the Company (i) to pay the Investor (or any of its affiliates) the Management Fees (described above under "the Tefron Agreement"), and (ii) as of the date on which Arie Wolfson no longer serves as the Chairman of the Company's Board of Directors, to pay Arie Wolfson or his designees for their services to the Company, an aggregate annual amount of $120,000.

          PURCHASE OF SHARES FROM DISCOUNT INVESTMENT COMPANY ("DIC"). Any party to the agreement wishing to purchase Company ordinary shares from DIC will be required to offer to the other parties the right to participate in such purchase, at the same price per share and upon the same terms and conditions.

          TERM OF AGREEMENTS OF THE PARTIES. All agreements of Arwol, Macpell and the Investor described above under "Agreements of the Parties" above will remain in effect until the fifth anniversary of the closing of the transactions under the Macpell Agreement. The Investor will cease to have any rights under these agreements as of the first date on which it holds less than 10% of the Company's issued share capital (on a non-diluted basis), and will cease to have any obligation under these agreements as of the first date on which the Investor holds less than 5% of the Company's issued share capital (on a non-diluted basis). Each of Arwol and Macpell will cease to have any rights under "Agreements of the Parties" above as of the first date in which they hold (in the aggregate) less than 10% of the Company's issued share capital (on a non-diluted basis), and each of Arwol and Macpell will cease to have any obligation under these agreements as of the first date on which such party holds less than 5% of the Company's issued share capital (on a non-diluted basis).

RESOLUTION; REQUIRED VOTE

     It is proposed that at the Meeting, the following Resolution be adopted:

     "RESOLVED, that the FIMI Transactions, as contemplated by the Tefron Agreement and the Registration Rights Agreement be, and hereby are, approved."

     Because Macpell is considered a "controlling shareholder" under the Companies Law, and the FIMI Transactions are extraordinary transactions of the Company in which Macpell has a personal interest, the approval of the FIMI Transactions requires that either:

          o the majority of shares voted at the meeting includes at least one-third (1/3) of the shares of shareholders without a personal interest in the approval of the terms of the agreement, and who are present and voting, in person or by proxy, at the meeting, without taking abstentions into account; or

          o the total number of shares voted against the proposal by shareholders without a personal interest does not exceed one percent (1%) of the aggregate voting rights in the Company.

     THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE APPROVAL OF THE FIMI TRANSACTIONS AS CONTEMPLATED BY THE AGREEMENTS DESCRIBED ABOVE.


                                  PROPOSAL FIVE

             APPROVAL OF AUTHORIZATION OF INCREASED NUMBER OF SHARES
                     AVAILABLE UNDER THE SHARE OPTION PLAN

     Shareholders will be asked to approve an increase in the total number of Ordinary Shares reserved for issuance under the Company's 1997 Share Option Plan by 446,274 Ordinary Shares. The Board of Directors believes that the current number of Ordinary Shares available for issuance under the Share Option Plan, which is approximately 403,726 Ordinary Shares (out of a total of 2,266,049 Ordinary Shares reserved for issuance under the 1997 Share Option Plan), will be insufficient to cover anticipated grants. Therefore, the Board of Directors' proposed increase in the number of Ordinary Shares reserved for the 1997 Share Option Plan is intended to remedy this potential deficiency and enable the Company to continue to avail itself of the benefits of the Share Option Plan. The Board of Directors believes that share options have been, and will continue to be, an important element in the Company's management compensation program. In addition to assisting the Company in its efforts to attract and retain the services of key management personnel, grants of options serve to more effectively link executive compensation to shareholder returns through share price performance and provide recipients with additional incentive for outstanding performance.

     It is proposed that at the Meeting, the following Resolution be adopted:

     "RESOLVED, that an increase in the total number of Ordinary Shares reserved for issuance under the Company's 1997 Share Option Plan by 446,274 Ordinary Shares to 2,712,323 Ordinary Shares be and hereby is approved."

     The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this resolution.

     THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE AUTHORIZATION TO INCREASE BY 446,274 ORDINARY SHARES THE NUMBER OF ORDINARY SHARES AVAILABLE UNDER THE SHARE OPTION PLAN.

                                  PROPOSAL SIX

           APPROVAL OF AMENDMENT TO MANAGEMENT AGREEMENT AND ISSUANCE
          OF OPTIONS TO YOSEF SHIRAN, THE CHIEF EXECUTIVE OFFICER AND A
                             DIRECTOR OF THE COMPANY

     Mr. Shiran, the Chief Executive Officer and a Director of the Company, currently provides services pursuant to a Management Services Agreement under which the Company has agreed to make payments to a management company controlled by Mr. Shiran (the "Management Company") for services provided by the Management Company through Mr. Shiran. Under the terms of the Management Services Agreement, the Management Company is entitled to an annual grant determined by the Company's audit committee, which shall not be higher than 2.5% of the Company's net profit, as determined under the agreement, nor less than 1.5% of such net profit. Any grant greater than 1.5% of net profits is subject to the prior approval of both the Board of Directors and the General Meeting of Shareholders, unless no longer required under applicable law. In consideration for the special efforts and contribution of Mr. Shiran to the Company, and to provide incentive to Mr. Shiran to continue to contribute to the Company in the future, the Audit Committee and the Board of Directors have approved the amendment of the Management Agreement to provide that the annual bonus under the Management Services Agreement be 2% of the Company's net profits, and will no longer be subject to the discretion of the Company's audit committee.

     In addition, the Audit Committee and the Board of Directors have approved the grant to Mr. Shiran of 650,000 new options under the Company's option plan at an exercise price of $4.25 per shares. Under the terms of the grant, 162,500 options would vest as of January 1, 2005, and thereafter 1/48 of the total number of options granted would vest at the end of each month from the end of January 2005 until the end of December 2007. The options would expire ten years from the date of grant.

     The Audit Committee and the Board of Directors have determined that the Management Agreement would be amended and the options granted to Mr. Shiran only upon the closing of the the Tefron Agreement and the Macpell Agreement, each described in Proposal Four above, following the approval by the shareholders of Proposal Four at the Meeting by the requisite majority.

     It is proposed that at the Meeting, the following Resolution be adopted:

     "RESOLVED, that the amendment to the Management Agreement of Yosef Shiran, Chief Executive Officer and Director of the Company, and the grant of options to Mr. Shiran, each upon the closing of the Tefron Agreement and the Macpell Agreement be, and hereby are, approved."

     The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this resolution.

     THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE APPROVAL OF THE AMENDMENT TO THE MANAGEMENT AGREEMENT OF YOSEF SHIRAN, CHIEF EXECUTIVE OFFICER AND DIRECTOR OF THE COMPANY, AND THE GRANT OF OPTIONS TO MR. SHIRAN, AS SET FORTH ABOVE, UPON THE CLOSING OF THE TEFRON AGREEMENT AND THE MACPELL AGREEMENT.

                                 PROPOSAL SEVEN

                   RATIFICATION OF THE APPOINTMENT OF AUDITORS

     Shareholders will be asked to approve the appointment of Kost Forer & Gabbay, a member firm of Ernst & Young International, as auditors of the Company for the year ending December 31, 2004 and for the period until the next Annual General Meeting of shareholders and to authorize the Board of Directors to fix the remuneration of the auditors in accordance with the volume and nature of their services, in accordance with the recommendation of the Audit Committee. During the Meeting, the Board of Directors will state the amounts paid to the Company's past auditors for their services in the last year. A representative of Kost Forer & Gabbay is expected to be present at the Meeting and will be given an opportunity to make a statement if (s)he desires to do so and to respond to appropriate questions. Kost Forer & Gabbay, were also the auditors for the Company for the year ended December 31, 2003.

     It is proposed that at the Meeting, the following Resolution be adopted:

     "RESOLVED, that the appointment of Kost Forer & Gabbay, a member firm of Ernst & Young International, as auditors of the Company for the year ending December 31, 2004 and for the period until the next Annual General Meeting of shareholders, is hereby approved, and the Board of Directors is hereby authorized to fix the remuneration of the auditors in accordance with the volume and nature of their services, in accordance with the recommendation of the Audit Committee."

     The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this resolution.

     THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE APPOINTMENT OF KOST FORER & GABBAY A MEMBER FIRM OF ERNST & YOUNG INTERNATIONAL, AS THE COMPANY'S AUDITORS AND AUTHORIZATION OF THE BOARD OF DIRECTORS TO FIX THE REMUNERATION OF THE AUDITORS IN ACCORDANCE WITH THE VOLUME AND NATURE OF THEIR SERVICES, IN ACCORDANCE WITH THE RECOMMENDATION OF THE AUDIT COMMITTEE.


             REVIEW OF THE REPORT OF DIRECTORS, FINANCIAL STATEMENTS
                              AND AUDITORS' REPORT

     The Report of Directors for the year ended December 31, 2003 and the audited consolidated Financial Statements of the Company and the Auditors' Report in respect thereof for the year ended December 31, 2003 will be available for review by the Shareholders at the Meeting. In accordance with applicable Israeli law, at the Meeting, the directors will review the Report of Directors, the Financial Statements and the Auditors' Report in respect thereof and will answer appropriate questions relating thereto.

                                  OTHER MATTERS

     The Board of Directors knows of no matters that are to be brought before the meeting other than as set forth in the Notice of Annual General Meeting. If any other matter properly comes before the meeting, the persons named in the enclosed form of proxy are authorized to vote on such matter using their discretion.

By Order of the Board of Directors



ARIE WOLFSON
Chairman of the Board of Directors
March 1, 2004
Bnei-Brak, Israel